Issuer Free Writing Prospectus
Filed by: McMoRan Exploration Co.
Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement on Form S-3: No. 333-144496
McMoRan Exploration Co.
Offering of
$300,000,000 11.875% Senior Notes due 2014
(the “Notes Offering”)
This free writing prospectus relates only to the Notes Offering and should be read together with the preliminary prospectus supplement dated November 2, 2007 relating to the Notes Offering, including the documents incorporated by reference therein and the Common Stock, Preferred Stock, Debt Securities, Warrants, Purchase Contracts and Units base prospectus dated October 5, 2007, both filed pursuant to Rule 424(b) under the Securities Act of 1933, Registration Statement No. 333-144496.

Issuer:	McMoRan Exploration Co.

Common Stock Symbol:	MMR

Issuer:	McMoRan Exploration Co.
Guarantors:	McMoRan Oil & Gas LLC K-McVenture I, LLC McMoRan International Inc. Freeport Canadian Exploration Company
Security Description:	Senior Notes
Distribution:	SEC Registered
Face:	$300,000,000
Gross Proceeds:	$300,000,000
Coupon:	11.875%
Maturity:	November 15, 2014
Offering Price:	100.000%
Yield to Maturity:	11.875%
Spread to Treasury:	+ 785 basis points
Benchmark:	UST 4.25% due 11/15/2014
Ratings:	Caa1/CCC+
Interest Pay Dates:	November 15 and May 15
Beginning:	May 15, 2008
Equity Clawback:	Up to 35% at 111.875%
Until:	November 15, 2010
Optional redemption:	Makewhole call @ T+50bps prior to November 15, 2011, then:

	On or after:	Price:

	November 15, 2011	105.938%
	November 15, 2012	104.938%
	November 15, 2013 and thereafter	100.000%

Change of control:		Put @ 101% of principal plus accrued interest
Trade Date:		November 8, 2007
Settlement Date:	(T+3)	November 14, 2007
CUSIP:		582411AF1
ISIN:		US582411AF11
Denominations:		2,000x1,000
Bookrunners:		JPMorgan
Merrill Lynch & Co.
Co-Managers:		BNP PARIBAS
McMoRan intends to use the net proceeds from this offering to repay outstanding indebtedness under its bridge loan facility, which currently has outstanding indebtedness of approximately $350 million. McMoRan intends to borrow up to $60 million under its senior secured revolving credit facility and use those proceeds to repay any remaining outstanding indebtedness under its bridge loan facility.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. collect at 212-270-3994 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-866-500-5408.

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